SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 28, 2006 at 12.30 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso responds to speculation about the future of its sawmilling business

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that an article was published today in the Swedish commercial daily newspaper Dagens Industri about the future of Stora Enso Timber. It included too far-reaching assumptions by the newspaper that Stora Enso would sell its Wood Products (sawmilling) division.

A review of Stora Enso’s strategy was initiated in spring 2005. As a result, the Group launched two programmes, Profit 2007 and Asset Performance Review (APR). In October 2005 Stora Enso issued a release that stated: “Further analysis of the alignment of the Group’s strategy with its product and production asset portfolio is underway.” The Group is reviewing the role of the Wood Products division in its organisation. No decisions have been taken, nor is there any timetable concerning this issue.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Previous press releases concerning Stora Enso’s profit improvement programme available at www.storaenso.com/press:

- 26 July 2006: Stora Enso’s Profit 2007 programme ahead of schedule

- 21 July 2006: Stora Enso sells its Pankakoski Mill to a group of private investors

- 8 June 2006: Stora Enso sells its Celbi Pulp Mill to Altri

- 31 March 2006: Stora Enso finalises the divestment of Grycksbo Mill

- 22 March 2006: Stora Enso Timber restarts Veitsiluoto Sawmill at lower production volume

- 2 March 2006: Stora Enso to sell its Grycksbo and Linghed mills

- 21 December 2005: Stora Enso’s profitability improvement programmes ahead of schedule

- 27 October 2005: Stora Enso creates platform for stronger financial performance

- 23 August 2005: Stora Enso is exploring the possibility of selling its Grycksbo Mill

- 20 June 2005: Stora Enso Timber completes negotiations with its personnel at Veitsiluoto Sawmill

- 3 May 2005: Stora Enso Timber to start negotiations with its personnel at Veitsiluoto Sawmill

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel